Exhibit 3.1

STATUTEN[1] der Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd)	ARTICLES OF ASSOCIATION* of Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd)

I. Grundlagen

ARTIKEL 1: FIRMA, SITZ

Unter der Firma

Global Blue Group Holding AG

(Global Blue Group Holding SA)

(Global Blue Group Holding Ltd)

besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Wangen-Brüttisellen. Die Dauer der Gesellschaft ist unbeschränkt.

I. General Provisions

ARTICLE 1: CORPORATE NAME, REGISTERED OFFICE

Under the corporate name

Global Blue Group Holding AG

(Global Blue Group Holding SA)

(Global Blue Group Holding Ltd)

a Company exists pursuant to Articles 620 et seq. of the Swiss Code of Obligations (“CO”) having its registered office in Wangen-Brüttisellen. The duration of the Company is unlimited.

[1]	Die deutsche Fassung der Statuten ist massgeblich. The German version of the articles of association is the governing version.

3

ARTIKEL 2: ZWECK

Der Zweck der Gesellschaft ist der Erwerb und die Verwaltung
von Beteiligungen an in- und ausländischen Unternehmungen,
insbesondere von beherrschenden Beteiligungen an Gesellschaften, welche im Bereich MwSt Rückerstattung, Fremdwährungstausch,
Marketingdienstleistungen, Verkaufsstellen-Technologie,
Ausbildung von Verkaufspersonal und Kundeninformationen tätig
sind, die Führung und nachhaltige Entwicklung dieser
Beteiligungsgesellschaften im Rahmen einer Unternehmensgruppe sowie die Bereitstellung der finanziellen und organisatorischen
Voraussetzungen für die Führung einer Unternehmensgruppe.

ARTICLE 2: PURPOSE

The purpose of the Company is to acquire, hold and manage
investments in domestic and foreign companies, in particular of controlling investments in companies active in the areas of
VAT/GST tax refund, currency conversion, marketing services, point-of-sale technology, retail staff education, and customer intelligence, the management and sustainable development of
these investment companies within a group of companies as
well as the provision of financial and organizational means for the management of a group of companies.

Die Gesellschaft kann im In- und Ausland Liegenschaften und Immaterialgüterrechte erwerben, belasten, verwerten und verkaufen sowie Tochtergesellschaften und Zweigniederlassungen errichten und finanzieren.	The Company may acquire, mortgage, utilize and sell real estate properties and intellectual property rights in Switzerland and abroad as well as incorporate and finance subsidiaries and branches.

Die Gesellschaft kann alle der Verwirklichung ihres Zweckes förderlichen kommerziellen und finanziellen Transaktionen durchführen, insbesondere Kredite gewähren und aufnehmen, Obligationenanleihen ausgeben, Bürgschaften und Garantien abgeben, Sicherheiten stellen sowie Anlagen in allen marktgängigen Anlagemedien vornehmen.	The Company may engage in all kinds of commercial and financial transactions that are beneficial for the realisation of its purpose, in particular provide and take out loans, issue bonds, provide suretyships and guarantees, provide collateral as well as make investments in all marketable investment classes.

II. Kapital

ARTIKEL 3: AKTIENKAPITAL

Das Aktienkapital der Gesellschaft beträgt CHF 100,000 und ist eingeteilt in 10,000,000 Namenaktien mit einem Nennwert von je
CHF 0.01. Die Aktien sind vollständig liberiert.

II. Capital

ARTICLE 3: SHARE CAPITAL

The share capital of the Company amounts to CHF 100,000 and
is divided into 10,000,000 registered shares with a nominal
value of CHF 0.01 each. The share capital is fully paid-up.

ARTIKEL 4: AKTIENZERTIFIKATE, UMWANDLUNG VON AKTIEN	ARTICLE 4: SHARE CERTIFICATES, CONVERSION OF SHARES

Die Aktien können in Einzelurkunden oder in Form von
Aktienzertifikaten über mehrere Aktien verbrieft werden. Ferner kann auf die Herausgabe von Einzelurkunden oder von
Aktienzertifikaten gänzlich verzichtet werden.	The Company may issue share certificates which represent one or more shares in lieu of certificates for individual shares. The Company may furthermore abstain from issuing certificates.

Das Eigentum oder die Nutzniessung an einer Aktie und jede Ausübung von Aktionärsrechten schliesst die Anerkennung der Gesellschaftsstatuten in der jeweils gültigen Fassung in sich.	The ownership or the usufruct of a Share and each exercise of shareholders’ rights automatically entails recognition of the version of the Articles of Association then in force.

Die Übertragung von verurkundeten Aktien oder Aktienzertifikaten hat mittels Übergabe der Urkunde und Indossament zu erfolgen. Eine Übertragung mittels Zession ist nicht gestattet.	The transfer of share certificates (representing one or several shares) has to be executed exclusively by way of endorsement together with delivery of the respective share certificates. In particular a transfer by way of assignment is null and void.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.	The Shareholders Meeting may, at any time, convert registered shares into bearer shares or bearer shares into registered shares by amending the Articles of Association.

ARTIKEL 5: AKTIENBUCH, VINKULIERUNG	ARTICLE 5: SHAREHOLDERS’ REGISTER, TRANSFER LIMITATIONS

Der Verwaltungsrat führt ein Aktienbuch, in welches die
Eigentümer und Nutzniesser mit Namen und Adresse eingetragen werden. Im Verhältnis zur Gesellschaft wird als Aktionär oder als
Nutzniesser nur anerkannt, wer im Aktienbuch eingetragen ist.

The Board of Directors shall maintain shareholders’ register in which the names and addresses of the owners and
usufructuaries shall be entered. Only those registered in the shareholders’ register shall be recognized as shareholders or usufructuaries towards the Company.

Die Übertragung von Aktien, ob zu Eigentum oder zu
Nutzniessung, bedarf in jedem Falle der Genehmigung durch den
Verwaltungsrat. Die Zustimmung kann aus wichtigen Gründen
verweigert werden. Als wichtige Gründe gelten insbesondere das
Fernhalten von Erwerbern, die ein zum Gesellschaftszweck in
Konkurrenz stehendes Unternehmen betreiben, daran beteiligt oder
dort angestellt sind.	The transfer of shares, be it for ownership or usufruct purposes, is in any case subject to the approval by the Board of Directors.
The approval may be refused for important reasons. In
particular, the following constitute important reasons: the
exclusion of acquirers who manage, own shares in or are
employed by an enterprise which competes with the purpose of the Company.

Der Verwaltungsrat kann überdies die Eintragung in das Aktienbuch verweigern, wenn der Erwerber nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat.	The Board of Directors may refuse its approval if the acquirer does not expressly declare that he has acquired the shares in his own name and for his own account.

Die Zustimmung kann ohne Angabe von Gründen verweigert werden, sofern der Verwaltungsrat beschliesst, die Aktien (für Rechnung der Gesellschaft, bestimmter Aktionäre oder Dritter) zum wirklichen Wert im Zeitpunkt des Gesuchs zu übernehmen. Dieselbe Entschädigungspflicht trifft die Gesellschaft, sofern sie die Zustimmung bei Übergang infolge Erbgangs, Erbteilung, ehelichen Güterrechts und Zwangsvollstreckung verweigert.	Approval may be refused without giving the reasons therefore, if the Board of Directors decides to take over the shares (for the account of the company, certain shareholders, or third parties) at their true value at the time of the request for approval. The same indemnification obligation exists for the Company to the extent it refuses approval in the event of a transfer by way of inheritance, division of estate, matrimonial property law or forced sale.

Die Gesellschaft kann nach Anhörung des Betroffenen Eintragungen im Aktienbuch streichen, wenn diese durch falsche Angaben des Erwerbers zustande gekommen sind. Der Erwerber muss über die Streichung sofort informiert werden.	The Company may, after consulting with the affected shareholder, cancel entries in the shareholders’ register if such entry was based on untrue information given by the acquirer. The acquirer shall be informed of the cancellation immediately.

Der Verwaltungsrat führt zusätzlich ein Verzeichnis über die der Gesellschaft gemeldeten wirtschaftlich berechtigten Personen gemäss Art. 697l OR.	The Board of Directors also maintains a register of the beneficial owners which have been notified to the Company pursuant to art. 697l OR.

III. Organisation A. Generalversammlung ARTIKEL 6: BEFUGNISSE Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:	III. Organisation A. General Meeting ARTICLE 6: AUTHORITIES The General Meeting is the supreme corporate body of the Company. It has the following non-transferable powers:

1. Festsetzung und Änderung der Statuten;	1. to adopt and amend the Articles of Association;

2. Wahl und Abberufung der Mitglieder des Verwaltungsrates und der Revisionsstelle;	2. to elect and recall the members of the Board of Directors and the Auditors;

3.  Genehmigung der Jahresrechnung, gegebenenfalls der Konzernrechnung und gegebenenfalls des Lageberichts, sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;

3. to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;

4. Entlastung der Mitglieder des Verwaltungsrates;	4. to grant discharge to the members of the Board of Directors;

5. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.	5. to pass resolutions regarding issues which are reserved to the Shareholders Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors.

ARTIKEL 7: VERSAMMLUNGEN	ARTICLE 7: MEETINGS

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Zeitpunkt und Ort werden durch den Verwaltungsrat bestimmt.	The ordinary General Meeting shall be held annually within six months after the close of the business year. The Board of Directors determines the time and location of the General Meeting.

Ausserordentliche Generalversammlungen werden einberufen, so oft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	Extraordinary General Meetings shall be called as often as necessary, in particular, in all cases required by law.

Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn eine Generalversammlung dies beschliesst oder Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.	Extraordinary General Meetings shall be convened by the Board of Directors upon a resolution of the General Meeting or if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon.

ARTIKEL 8: EINBERUFUNG	ARTICLE 8: NOTICE

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen.	General Meetings shall be convened by the Board of Directors and, if need be, by the Auditors.

Die Einladung erfolgt mindestens 20 Kalendertage vor der Versammlung durch Publikation im Schweizerischen Handelsamtsblatt. Soweit die Post- bzw. E-Mail-Adressen der Aktionäre bekannt sind, erfolgt die Einladung gleichzeitig per Post bzw. E-Mail. In der Einladung sind neben Tag, Zeit und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrats und der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, bekanntzugeben.	Notice of the General Meeting shall be given by publication in the Swiss Official Gazette of Commerce at least 20 calendar days before the date of the meeting. To the extent the post or e-mail addresses of the shareholders are known, notice shall be sent simultaneously by post or e-mail. The notice shall state the day, time and place of the Meeting, the agenda, the proposals of the Board of Directors and the proposals of the shareholders who have requested the General Meeting or that an item be included on the agenda.

Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können unter dem Vorbehalt der Bestimmungen über die Universalversammlung keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung oder auf Durchführung einer Sonderprüfung. Dagegen bedarf es zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung keiner vorherigen Ankündigung.	Subject to the provisions concerning the Universal Shareholders Meeting, no resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary Shareholders Meeting or to carry out a special audit. Proposals regarding items on the agenda and discussions not followed by resolutions do not need to be announced in advance.

Die Eigentümer, Nutzniesser oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.	The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a Shareholders Meeting without observing the formal requirements for the convening of the Shareholders Meeting (Universal Shareholders Meeting). As long as the owners or representatives of all the shares are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting.

Spätestens 20 Kalendertage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.	The annual business report and the Auditors’ report must be submitted for examination by the shareholders at the registered office of the Company at least 20 calendar days prior to the date of the ordinary General Meeting. Reference to such submission and to the shareholders’ right to request the conveying of these documents to them shall be included in the notice to the General Meeting.

ARTIKEL 9: VORSITZ, PROTOKOLLE	ARTICLE 9: CHAIR, MINUTES

Den Vorsitz der Generalversammlung führt der/die Präsident/in des Verwaltungsrats, bei dessen/deren Verhinderung ein/e Vizepräsident/in des Verwaltungsrats oder ein anderes durch den Verwaltungsrat bestimmtes Mitglied des Verwaltungsrats oder ein von der Generalversammlung gewählte/r Tagespräsident/in (der/die “Vorsitzende”).	The General Meeting shall be chaired by the Chairman/Chairwoman of the Board of Directors, or, in his/her absence, by a Vice-Chairman/Vice-Chairwoman of the Board of Directors or an another member of the Board of Directors selected by the Board of Directors, or by another chairman/chairwoman elected for that day by the General Meeting (“Chairman/Chairwoman”).

Der/die Vorsitzende bezeichnet den/die Sekretär/in, der/die nicht Aktionär/in sein muss.	The Chairman/Chairwoman designates a Secretary for the minutes as well as the tellers who do not need to be shareholders.

Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom/von der Vorsitzende/n und vom/von der Sekretär/in zu unterzeichnen sind.	The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman/Chairwoman and by the Secretary.

ARTIKEL 10: BESCHLUSSFASSUNG	ARTICLE 10: RESOLUTIONS

Jede Aktie berechtigt, unter Vorbehalt von Artikel 5, zu einer Stimme.	Subject to the provisions of Article 5, each share entitles to one vote.

Jede/r Aktionär/in kann sich von einer Person, die nicht Aktionär/in sein muss, vertreten lassen. Der Verwaltungsrat erlässt die Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung. Über die Anerkennung der Vollmacht entscheidet der/die Vorsitzende.	Each shareholder may be represented by any person who needs not to be a shareholder. The Board of Directors issues regulations on the procedures of participation and representation at the General Meeting. The Person chairing the General Meeting decides whether a proxy is acceptable or not.

Soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten, fasst die Generalversammlung ihre Beschlüsse und vollzieht ihre Wahlen mit der einfachen Mehrheit der abgegebenen Stimmen, wobei Enthaltungen, leer eingelegte Stimmen und ungültige Stimmen bei der Berechnung des Mehrs nicht berücksichtigt werden.	The General Meeting shall pass its resolutions and carry out its elections with the simple majority of the votes cast, to the extent that neither the law nor the Articles of Association provide otherwise. Abstentions, empty votes and invalid votes will not be taken into account for the calculation of the required majority.

Der/die Vorsitzende hat den Stichentscheid.	The Chairman/Chairwoman shall have the casting vote.

Die Wahlen und Abstimmungen finden offen statt, sofern nicht der Vorsitzende anordnet oder die Generalversammlung mit einfacher Mehrheit der abgegebenen Stimmen beschliesst, dass sie geheim erfolgen.	Elections and votes shall take place openly provided that neither the Chairman nor a simple majority of the share votes cast requests a secret ballot.

B. Verwaltungsrat	B. Board of Directors

ARTIKEL 11: WAHL, AMTSDAUER, KONSTITUIERUNG	ARTICLE 11: ELECTION, TERM OF OFFICE, CONSTITUTION

Der Verwaltungsrat besteht aus einem oder mehreren Mitgliedern. Er wird in der Regel in der ordentlichen Generalversammlung und jeweils für die Dauer von einem Jahr gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit dem Tag der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben vorheriger Rücktritt und Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen.	The Board of Directors consists of one or several members. The members of the Board of Directors shall, as a rule, be elected by the ordinary Shareholders Meeting in each case for a term of office of one year. The term of office of a member of the Board of Directors shall, subject to prior resignation and removal, expire upon the day of the next ordinary Shareholders Meeting. Newly-appointed members shall complete the term of office of their predecessors.

Der Verwaltungsrat konstituiert sich selbst. Er bezeichnet seinen Präsidenten und den Sekretär, der weder Aktionär noch Mitglied des Verwaltungsrates sein muss.	The Board of Directors shall constitute itself. It appoints its Chairman as well as a Secretary who need not be a shareholder or a member of the Board of Directors.

ARTIKEL 12: OBERLEITUNG, DELEGATION	ARTICLE 12: ULTIMATE DIRECTION, DELEGATION

Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.	The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regulations.

Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft, an eine oder mehrere natürliche Personen oder Mitglieder des Verwaltungsrats übertragen. Er erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse.	The Board of Directors may delegate the management and the representation of the Company wholly or in part to one or several natural persons or members of the Board of Directors. The Board of Directors shall enact the organizational regulations and arrange for the respective contractual relationships.

ARTIKEL 13: AUFGABEN	ARTICLE 13: DUTIES

Der Verwaltungsrat entscheidet über alle Angelegenheiten, die nicht durch Gesetz, Statuten oder Reglemente einem anderen Organ der Gesellschaft vorbehalten oder übertragen sind.	The Board of Directors is authorized to pass resolutions regarding all matters which are not reserved to another governing body of the Company by law, these Articles of Association or any regulations.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	The Board of Directors has the following non-transferable and irrevocable duties:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;	1. to ultimately direct the Company and issue the necessary directives;

2. Festlegung der Organisation;	2. to determine the organization;

3. Ausgestaltung des Rechnungswesens, des internen Kontrollsystems (IKS), der Finanzkontrolle und der Finanzplanung sowie die Durchführung einer Risikobeurteilung;	3. to organize the accounting, the internal control system (ICS), the financial control and the financial planning as well as to perform a risk assessment;

4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;	4. to appoint and recall the persons entrusted with the management and representation of the Company and to grant signatory power;

5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law, the Articles of Association, regulations and directives;

6. Erstellung des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;	6. to prepare the business report, as well as the General Meeting and to implement the latter’s resolutions;

7. Benachrichtigung des Richters im Falle der Überschuldung;	7. to inform the judge in the event of over-indebtedness;

8. Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien und daraus folgenden Statutenänderungen;	8. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares and regarding the amendments to the Articles of Association entailed thereby;

9. Beschlussfassung über die Feststellung von Kapitalerhöhungen, die Erstellung des Kapitalerhöhungsberichts und daraus folgende Statutenänderungen;	9. to pass resolutions regarding the confirmation of increases in the share capital. the preparation of the capital increase report and the amendments to the Articles of Association entailed thereby;

10. Prüfung der Einhaltung der gesetzlichen Bestimmungen betreffend Einsetzung, Wahl und fachliche Voraussetzungen der Revisionsstelle;	10. to examine compliance with the legal requirements regarding the appointment, election and the professional qualifications of the Auditors;

11. Abschluss von Verträgen gemäss Artikel 12, 36 und 70 des Fusionsgesetzes.	11. to execute agreements pursuant to Articles 12, 36 and 70 of the Merger Act.

ARTIKEL 14: ORGANISATION, PROTOKOLLE

Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement. Beschlüsse können auch auf dem Zirkulationsweg per Briefpost, Telefax oder E-Mail gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Details regelt das Organisationsreglement.

ARTICLE 14: ORGANIZATION, MINUTES

The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compliance with the organizational regulations. Resolutions can be made by circulation by mail, telefax or e-mail, unless a member of the Board requests oral deliberation. The organizational regulations govern the details.

Der/die Vorsitzende hat den Stichentscheid.	The Chairman/Chairwoman shall have the casting vote.

Über die Verhandlungen und Beschlüsse des Verwaltungsrats ist ein Protokoll zu führen. Das Protokoll ist vom/von der Vorsitzende/n und vom/von der Sekretär/in des Verwaltungsrats zu unterzeichnen.	Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman/Chairwoman and the Secretary of the Board of Directors.

C. Revisionsstelle

ARTIKEL 15: REVISIONSPFLICHT, WAHL UND EINSETZUNG DER REVISIONSSTELLE UND IHRE AUFGABEN

Die Generalversammlung wählt eine Revisionsstelle gemäss den Bestimmungen dieses Artikels. Die Revisionsstelle ist in das Handelsregister einzutragen.

C. Auditors

ARTICLE 15: DUTY OF AUDIT, ELECTION, APPOINTMENT AND DUTIES OF AUDITORS

The General Meeting shall elect the Auditors pursuant to the provisions of this Article. The Auditors must be registered in the Commercial Register.

Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	The Auditors shall perform a regular audit of the Company’s annual financial statements.

Der Verwaltungsrat ist verpflichtet, die Einhaltung dieser Bestimmungen zu überwachen und der Generalversammlung eine Revisionsstelle zur Wahl vorzuschlagen, welche die entsprechenden Anforderungen insbesondere hinsichtlich fachlicher Qualifikation und Unabhängigkeit gemäss den Vorschriften des Obligationenrechts (Artikel 727 ff.) und Revisionsaufsichtsgesetzes vom 16. Dezember 2005 in der jeweiligen Fassung erfüllt.	The Board of Directors shall monitor compliance with these provisions and nominate for election by the General Meeting such Auditors which meet the respective requirements, in particular, regarding qualification and independence pursuant to the provisions of the CO (Articles 727 et seq.) and the Swiss Audit Supervision Act of 16 December 2005 in the relevant applicable version.

Die Amtsdauer der Revisionsstelle beträgt ein Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung sind jederzeit möglich.	The Auditors’ term of office shall be one year. It shall end with the approval of the last annual financial accounts. Re-election and revocation are possible at any time.

Die Revisionsstelle hat die Rechte und Pflichten gemäss Artikel 728 ff. OR.	The Auditors’ rights and obligations are those provided for in Articles 728 et seq. CO.

IV. Rechnungslegung

ARTIKEL 16: JAHRESRECHNUNG UND KONZERNRECHNUNG

Die Gesellschaft erstellt ihren Geschäftsbericht einschliesslich Jahresrechnung (Einzelabschluss) und Konzernrechnung gemäss den anwendbaren gesetzlichen Vorschriften.

IV. Accounting Principles

ARTICLE 16: ANNUAL ACCOUNTS AND CONSOLIDATED FINANCIAL STATEMENTS

The Company prepares its annual report including annual accounts (statutory financial statements) and consolidated financial statements in accordance with applicable law.

Beginn und Ende des Geschäftsjahres werden vom Verwaltungsrat festgelegt.	The Board of Directors shall determine the start and the end of the Company’s business year.

ARTIKEL 17: GEWINNVERTEILUNG Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Artikel 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.

ARTICLE 17: DISTRIBUTION OF PROFITS

Subject to the statutory provisions regarding the distribution of profits, in particular Articles 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the General Meeting at its discretion.

Die Dividende darf erst festgesetzt werden, nachdem die dem Gesetz entsprechenden Zuweisungen an die gesetzlichen Reserven abgezogen worden sind. Alle Dividenden, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verfallen zugunsten der Gesellschaft.	The dividend may only be determined after the transfers foreseen by law to the compulsory reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Company.

V. Beendigung

ARTIKEL 18: AUFLÖSUNG UND LIQUIDATION

Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

VI. Liquidation

ARTICLE 18: DISSOLUTION AND LIQUIDATION

The General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting has not entrusted the same to other persons.

Die Liquidation der Gesellschaft erfolgt nach Massgabe der Artikel 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	The liquidation of the Company shall take place in accordance with Articles 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.	After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.

VI. Benachrichtigungen

ARTIKEL 19: MITTEILUNGEN UND BEKANNTMACHUNGEN

Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.

VII. Information

ARTICLE 19: NOTICES AND ANNOUNCEMENTS

The publication instrument of the Company is the Swiss Official Gazette of Commerce. The Board of Directors may designate further means of publication.

Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.	Notices by the Company to the shareholders and other announcements shall be published in the Swiss Official Gazette of Commerce.

Zürich, 9. Dezember 2019	Zurich, 9 December 2019

/s/ Ulysses von Salis
Ulysses von Salis
(mittels Vollmacht)
(with power of attorney)